April 12, 2013

To:

Geoffrey Kruczek

(202) 551-3641

Re:

Cold Cam Inc.

Amendment No. 3 to Registration Statement on Form S-1

Filed April 2, 2013

File No. 333-186197

 Dear Mr. Kluck:

Thank you for the comment letter dated April 9, 2013. Please find below our responses for your comments.

Prospectus Cover Page

1.

Your revisions in response to prior comment 1 state that you will issue 3 shares for the price of two shares, or 3 shares for $0.05. If so, then the price per share you will charge is not the $0.025 per share offering price you mention throughout your document, and all information dependent on that price is also incorrect. Please revise.

Response:

We have changed the number of shares offered and the offering price. Instead of 4,000,000 shares, we will be offering 5,000,000 shares at $0.02 per share instead of $0.025 per share.

We have revised our prospectus to reflect those changes in the table on page 1; throughout page 2; on the first paragraph on page 7; throughout page 11; on the 3rd risk factor on page 14; on the 2nd risk factor on page 15; on the last paragraph on page 19; on the first paragraph and the Dilution table on page 22; throughout page 23; on the first paragraph on page 26 and on the table on the top of page 57.

Rule 144 Shares, page 25

2.

We note your response to prior comment 3. Please tell us your basis for the statement in the last paragraph that the limitations you mention apply only to “restricted” securities. Given your disclosure that you are a shell company, it continues to appear that any

Phone: 775-297-4412

Fax: 775-546-6003

Email: info@coldcam.com

securities you issue in this offering are subject to the restrictions you mention. Please refer to page 49 in Securities Act Release No. 33-8869.

Response:

We have reviewed page 49 in the Securities Act Release no. 33-8869 as it relates to Shell Companies and rule 144 and 144(k). We remain that securities sold under this prospectus are sold as free trading shares from treasury and do not fall into the restricted covidence referred to on page 49 of the Securities Act Release No. 33-8869

Sincerely,

/s/ Yonekatsu Kato

Yonekatsu Kato

President and Director

Cold Cam, Inc.

Phone: 775-297-4412

Fax: 775-546-6003

Email: info@coldcam.com